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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMV Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Michelson Drive, Suite 900
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney, 760-815-1817

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Lance Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMV Capital Markets, LLC, as of December 31st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss). - Operations
- ☑ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California **County of Orange**

Subscribed and sworn to (or affirmed) before me on this 8th day of February, 2017, by LANCE S. HALL

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) **Signature**

DON S. PARK
Commission # 2021655
Notary Public - California
Orange County
My Comm. Expires May 21, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Members
FMV Capital Markets LLC

We have audited the accompanying statement of financial condition of FMV Capital Markets LLC as of December 31, 2016, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of FMV Capital Markets LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMV Capital Markets LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of FMV Capital Markets LLC's financial statements. The supplemental information is the responsibility of FMV Capital Markets LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 31, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

FMV Capital Markets, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	10,205
Total assets	$	10,205

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued liabilities	$	1,014
Total liabilities		1,014
Members' equity		
Members' equity		9,191
Total members' equity		9,191
Total liabilities and members' equity	$	10,205

The accompanying notes are an integral part of these financial statements.

FMV Capital Markets, LLC
Statement of Operations
For the Period Ended December 31, 2016

Revenues		
Investment banking	$	48,664
Total revenues		48,664
Expenses		
Management fees		74,841
Professional fees		19,893
Regulatory fees		5,478
Other operating expenses		14,282
Total expenses		114,494
Net income before income tax provision		(65,830)
Income tax provision		800
Net (loss)	$	(66,630)

The accompanying notes are an integral part of these financial statements.

FMV Capital Markets, LLC
Statement of Changes in Members' Equity
For the Period Ended December 31, 2016

	Members' Equity
Balance at January 1, 2016	$ 267,497
Members' distributions	(236,676)
Members' contributions	45,000
Net (loss)	(66,630)
Balance at December 31, 2016	$ 9,191

The accompanying notes are an integral part of these financial statements.

FMV Capital Markets, LLC
Statement of Cash Flows
For the Period Ended December 31, 2016

Cash flow from operating activities:		
Net (loss)		$ (66,630)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ 43,000	
Prepaid expenses	2,109	
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities	(9,481)	
Total adjustments		35,628
Net cash provided by (used in) operating activities		(31,002)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Members' contributions	45,000	
Members' distribution	(236,676)	
Net cash provided by (used in) financing activities		(191,676)
Net increase (decrease) in cash		(222,678)
Cash at beginning of period		232,883
Cash at end of period		$ 10,205
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. FMV Capital Markets, LLC (the "Company" or "FMV") is a limited liability company under the laws of the State of California. FMV is a registered broker- dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. FMV provides investment banking services specific to mergers, acquisitions and divestitures to closely held middle-market enterprises as well as publicly traded companies.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

Income Taxes. Income taxes, if any, are the liability of the individual members. Accordingly, income or losses pass through to the Company's members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

Concentration of Credit Risk. The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. FMV has not sustained any material credit losses from these instruments.

Subsequent Events. The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with FMV Capital Markets, Inc., a related party. As outlined in the agreement, 100% of the operating and overhead expenses will be paid by the related party. As of December 31, 2016, the Company does not owe any monies to FMV Opinions Inc., a related party.

NOTE 3 - NET CAPITAL REQUIREMENTS

Under Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15:1.

NOTE 3 - NET CAPITAL REQUIREMENTS (continued)

The Company's ratio at December 31, 2016 was 0.11:1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2016, the Company had net capital of $9,191 which was $4,191 in excess of the amount required by the SEC.

NOTE 4 - GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

NOTE 5 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 6 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end, December 31, 2016 and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

On January 17, 2017, the board voted to cease the operations of the broker/dealer. A broker/dealer withdrawal was filed January 30, 2017. The Company has no liabilities to customer accounts or other broker/dealers.

FMV Capital Markets, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Members' equity	$ 9,191	
Total members' equity		$ 9,191
Less: Non-allowable assets	-	
Total non-allowable assets		-
Net Capital		9,191
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 68	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 4,191
Ratio of aggregate indebtedness to net capital	0.11 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

See independent auditor's report

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to FMV Capital Markets, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 As of December 31, 2016

Information relating to possession or control requirements is not applicable to FMV Capital Markets, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) FMV Capital Markets LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which FMV Capital Markets LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) FMV Capital Markets LLC stated that FMV Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FMV Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FMV Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 31, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

Assertions Regarding Exemption Provisions

FMV Capital Markets, LLC ("the Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

FMV Capital Markets, LLC

By:

Lance Hall, President/CCO

January 31 2017